SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 20, 2026

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the Comisión Nacional de Valores (Argentine Securities Exchange Commission) “CNV” dated on March 20, 2026.

Av. Eduardo Madero 1182 – C1106ACY
Ciudad Autónoma de Buenos Aires
República Argentina
0810-555-2355
www.macro.com.ar

Autonomous City of Buenos Aires, March 20th 2026

To

CNV/BYMA/A3 Mercados

Re.: Relevant

Dear Sirs,

We are writing to inform you that on the date hereof, Banco Macro S.A. and Fintech Digital LLC (collectively, the “Purchasers”) have entered into a stock purchase agreement with Liliana Mónica Frávega, Facundo Frávega and Luciano González-Lobo (collectively, the “Sellers”). Pursuant to this agreement, the Purchasers shall acquire, directly and indirectly, 100% of the outstanding capital stock and voting rights of Banco Sáenz S.A. (the “Agreement”), subject to the fulfillment of certain conditions precedent.

The purchase price to be paid by the Purchasers to the Sellers on the closing date for the acquisition of the shares shall be equivalent to: (i) an amount in Argentine Pesos equal to the net worth of Banco Sáenz S.A., to be determined prior to closing; plus (ii) US$ 2,000,000 (Two Million United States Dollars), subject to any potential price adjustments that may apply in accordance with the Agreement.

This strategic transaction is part of Banco Macro S.A.’s expansion into the digital ecosystem and complements its recent entry into Personal Pay—the digital wallet of Personal—developed by Telecom Argentina S.A.. In this context, Banco Sáenz S.A. will operate as a banking platform designed to support the growth of such digital solutions, maintaining a distinct operation to ensure agility and flexibility.

The closing of the transaction is subject to approval by the Central Bank of the Argentine Republic. Until such approval is granted, Banco Sáenz S.A. will continue to operate normally as an independent entity. Consequently, the transaction will not result in any immediate changes for Personal Pay users.

Sincerely,

Jorge F. Scarinci

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 20, 2026

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer